UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

AmpliPhi Biosciences Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03211P103

(CUSIP Number)

Anthony M. Smithyman

14 Norfolk Avenue

Collaroy, NSW 2097

Australia

0419 291 190

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Anthony M. Smithyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,598,273

	6	SHARED VOTING POWER
12,772,263

	7	SOLE DISPOSITIVE POWER
12,598,273

	8	SHARED DISPOSITIVE POWER
12,772,263

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,370,536

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.127%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Margaret Smithyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,891,417

	6	SHARED VOTING POWER
11,479,119

	7	SOLE DISPOSITIVE POWER
11,891,417

	8	SHARED DISPOSITIVE POWER
11,479,119

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,370,536

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.408%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.

(a)	Name of Issuer AmpliPhi Biosciences Corporation

(b)	Address of Issuer’s Principal Executive Offices 4870 Sadler Road, Suite 300, Glen Allen, Virginia 23060

Item 2.

(a)	Name of Person Filing

This statement on Schedule 13G is being filed jointly by Anthony M. Smithyman and Margaret Smithyman (the “Reporting Persons”).

(b)	Address of the Principal Office or, if none, residence

14 Norfolk Avenue

Collaroy, NSW 2097

Australia

(c)	Citizenship

Anthony M. Smithyman and Margaret Smithyman are both citizens of Australia.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

03211P103

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

(a) - (c) See Items 9 and 11 of the cover pages to this Schedule 13G for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the issuer owned by the Reporting Persons. The percentage ownership is calculated based on 277,946,973 shares of Common Stock issued and outstanding as of April 10, 2015.

Reporting Person	Amount of Common Stock Beneficially Owned		Percent of Class	Sole Power to Vote or Direct the Vote		Shared Power to Vote or Direct the Vote		Sole Power to Dispose or to Direct the Disposition		Shared Power to Dispose or to Direct the Disposition
Anthony M. Smithyman	25,370,336	(1)	9.127%	12,598,273	(1)	12,772,263	(1)(2)	12,598,273	(1)	12,772,263	(1)(2)
Margaret Smithyman	23,370,536	(1)	8.408%	11,891,417		11,479,119	(1)(3)	11,891,417		11,479,119	(1)(3)

(1)

Pursuant to Rule 13d-3, includes option to purchase 28,125 shares of common stock issued to Anthony M. Smithyman, and also includes 2,000,000 shares held by Cellabs Pty Ltd, an entity which Mr. Smithyman controls.

(2)	Includes 11,891,417 shares held by Margaret Smithyman, as to which beneficial ownership is disclaimed, and 880,846 shares held jointly by Anthony M. Smithyman and Margaret Smithyman.
(3)	Includes 10,598,273 shares held by Anthony M. Smithyman, as to which beneficial ownership is disclaimed, and 880,846 shares held jointly by Anthony M. Smithyman and Margaret Smithyman.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1 attached hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2015

/s/ Anthony M. Smithyman
Anthony M. Smithyman

/s/ Margaret Smithyman
Margaret Smithyman

Exhibit Index

Exhibit 1 Joint Filing Agreement, dated as of April 27, 2015